UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

ARRAY BIOPHARMA INC.

(Name of Subject Company)

ARLINGTON ACQUISITION SUB INC.

(Offeror)

PFIZER INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

04269X105

(CUSIP Number of Class of Securities)

Margaret M. Madden

Pfizer Inc.

235 East 42nd Street

New York, NY 10017

(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Edward D. Herlihy, Esq.

David K. Lam, Esq.

Brandon C. Price, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,937,863,564.65	$1,325,669.06

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 223,128,985 shares of common stock, par value $0.001 per share, of Array BioPharma Inc. (“Array”) multiplied by the offer price of $48.00 per share, (ii) the net offer price for 15,982,995 shares issuable pursuant to outstanding stock options with an exercise price less than $48.00 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $48.00 minus the weighted average exercise price per share), (iii) 1,114,804 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $48.00, and (iv) 75,482 shares estimated to be subject to issuance pursuant to Array’s Amended and Restated Employee Stock Purchase Plan multiplied by the offer price of $48.00. The calculation of the filing fee is based on information provided by Array as of June 24, 2019.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,325,669.06	Filing Party: Arlington Acquisition Sub Inc. and Pfizer Inc.
Form or Registration No.: Schedule TO	Date Filed: June 28, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Arlington Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), with the U.S. Securities and Exchange Commission on June 28, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), Array BioPharma Inc., a Delaware corporation (“Array”), at a price of $48.00 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase, dated June 28, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Amendments to the Offer to Purchase

Items 1, 4, 6 and 11. Summary Term Sheet; Terms of the Transaction; Purposes of the Transaction and Plans or Proposals; Additional Information.

The Offer to Purchase and Items 1, 4, 6 and 11 of the Schedule TO, to the extent Items 1, 4, 6 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on July 26, 2019, is being extended in accordance with the Merger Agreement to 6:01 p.m., Eastern Time, on July 29, 2019, unless further extended in accordance with the Merger Agreement.

“The extension allows for the expiration of the waiting period applicable to the proposed transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is scheduled to expire at 11:59 p.m., Eastern Time, on July 26, 2019, unless earlier terminated or becomes subject to a Second Request by the FTC. The extension also allows for the expiration of the four (4) week review period contemplated by the Austrian Cartel Act, which is scheduled to expire at 11:59 p.m., Central European Time, on July 29, 2019, unless earlier terminated or extended by the FCA.”

Items 1 through 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented as follows:

The following sentences replace the second, third, and fourth sentence of the first paragraph in the subsection titled “Foreign Regulatory Filings in Germany and Austria” on page 46 of the Offer to Purchase:

“On July 23, 2019, the FCO determined that it does not have jurisdiction over the Offer and the Merger. Following that determination, Pfizer withdrew its filing with the FCO.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2019

ARLINGTON ACQUISITION SUB INC.

By:	/s/ Margaret M. Madden
Name:	Margaret M. Madden
Title:	Director, Secretary and Vice President

PFIZER INC.

By:	/s/ Margaret M. Madden
Name:	Margaret M. Madden
Title:	Senior Vice President, Chief Governance Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 28, 2019.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The Wall Street Journal on June 28, 2019.*

(a)(1)(F)	Press Release dated June 17, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on June 17, 2019).

(a)(1)(G)	Copy of Pfizer Presentation for Investor/Analyst Conference Call, dated June 17, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on June 17, 2019).

(a)(1)(H)	Social Media Posts from June 17, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on June 17, 2019).

(a)(1)(I)	Transcript of Pfizer Investor/Analyst Conference Call, dated June 17, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on June 18, 2019).

(d)(1)	Agreement and Plan of Merger among Array Biopharma Inc., Pfizer Inc., and Arlington Acquisition Sub Inc., dated June 14, 2019 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Array BioPharma Inc. with the U.S. Securities and Exchange Commission on June 17, 2019).

(d)(2)	Confidential Disclosure Agreement dated March 21, 2019, as amended April 22, 2019, between Array BioPharma Inc. and Pfizer Inc.*

(g)	None.

(h)	None.

*	Previously filed